UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURUSANT
TO § 240.13d-2

 (Amendment No. 2)*

ASCENT SOLAR TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

043635101

 (CUSIP Number)

September 4, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 043635101

1.	Names of Reporting Persons Seng Wei Seow

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 7,236,844

		6.	Shared Voting Power 30,000

		7.	Sole Dispositive Power 7,236,844

		8.	Shared Dispositive Power 30,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,266,844

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.35% (1)

12.	Type of Reporting Person (See Instructions) IN

(1) Based upon (i) 71,579,659 shares outstanding as of September 8, 2015, as reported on Exhibit 99.1 to the Issuer’s Form 8-K dated September 9, 2015, (ii) 1,702,846 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by the reporting person, (iii) 262,500 shares of Common Stock issuable upon exercise of warrants held by the reporting person, (iv) 4,166,667 shares of Common Stock issuable upon conversion of a secured convertible promissory note held by the reporting person (such note is interest bearing at 8% accrued and compounded quarterly); and (v) 1,134,831 shares of Common Stock held by the reporting person (30,000 of which are held by Teambuild Construction Pte Ltd., of which the reporting person is a co-owner).

Item 1(a).	Name of Issuer.

Ascent Solar Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

12300 Grant Street, Thornton, CO 80241

Item 2(a).	Name of Person Filing.

Seng Wei Seow

Item 2(b).	Address of Principal Business Office or, if none, Residence.

17 Jalan Haji Salam
Singapore 468784

Item 2(c).	Citizenship.

Singapore

Item 2(d).	Title and Class of Securities.

Common Stock

Item 2(e).	CUSIP Number.

043635101

Item 3.	Type of Person.

Not applicable.

Item 4.	Ownership.

(a)            Amount Beneficially Owned.

The reporting person may be deemed to have beneficial ownership of 7,266,844 shares of Common Stock, which consist of (i) 1,702,846 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by the reporting person, (ii) 262,500 shares of Common Stock issuable upon exercise of warrants held by the reporting person, (iii) 4,166,667 shares of Common Stock issuable upon conversion of a secured convertible promissory note held by the reporting person; and (iv) 1,134,831 shares of Common Stock held by the reporting person (30,000 of which are held by Teambuild Construction Pte Ltd., of which the reporting person is a co-owner).

(b)            Percent of Class.

The reporting person may be deemed to have beneficial ownership of 9.35% of the Common Stock of the Issuer.  This calculation is based upon (i) 71,579,659 shares outstanding as of September 8, 2015, as reported on Exhibit 99.1 to the Issuer’s Form 8-K dated September 9, 2015, (ii) 1,702,846 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by the reporting person, (iii) 262,500 shares of Common Stock issuable upon exercise of warrants held by the reporting person, (iv) 4,166,667 shares of Common Stock issuable upon conversion of a secured convertible promissory note held by the reporting person (such note is interest bearing at 8% accrued and compounded quarterly); and (v) 1,134,831 shares of Common Stock held by the reporting person (30,000 of which are held by Teambuild Construction Pte Ltd., of which the reporting person is a co-owner).

(c)            Number of shares as to which the person has:

(i)  Sole power to vote or direct the vote:  7,236,844

(ii)  Shared power to vote or direct the vote:    30,000

(iii)  Sole power to dispose or direct the disposition of:  7,236,844

(iv)  Shared power to dispose or direct the disposition of:    30,000

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2015	By:	/s/ Seng Wei Seow Seng Wei Seow